UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 67369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Swedbank First Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Keller 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

4/9
ICW

12060697

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Keller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SwedBank First Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.


Notary Public State of New York
Qualified in New York County
My Commission Expires

Melissa Keller 2.29.12
Signature

CCO & FinOp
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SMF
SAX MACY FROMM

Knowledgeable People. Excellent Results.

Certified Public Accountants & Advisers

Independent Auditors' Report

To the Board of Directors of
Swedbank First Securities, LLC:

We have audited the accompanying statement of financial condition of **Swedbank First Securities, LLC** as of December 31, 2011, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swedbank First Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC
Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

NEW JERSEY NEW YORK CONNECTICUT FLORIDA

Swedbank First Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets

Assets:		
Cash and cash equivalents	$ 8,673,972	
Deposit with clearing organization	49,943	
Accounts receivable from clearing brokers	92,603	
Prepaid expenses and other current assets	20,033	
Property and equipment, net	96,128	
Security deposits	144,216	
Total Assets		$ 9,076,895

Liabilities and Members' Capital

Liabilities:		
Accounts payable	$ 52,474	
Accrued expenses and other liabilites	1,330,112	
Total Liabilities		$ 1,382,586
Members' Capital		7,694,309
Total Liabilities and Members' Capital		$ 9,076,895

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Operations

Year Ended December 31, 2011

Income:		
Commission income	$ 1,777,156	
Private placement income	84,005	
Research services income	184,787	
Interest income	11,589	
Total Income		$ 2,057,537
Expenses:		
Registered representative salaries and benefits	2,604,218	
Administrative salaries and benefits	1,221,382	
Clearing fees	238,210	
Occupancy costs	209,973	
Communication expenses	476,373	
Depreciation and amortization	27,087	
Professional fees	176,350	
Travel and entertainment	326,541	
Other expenses	91,439	
Total Expenses		5,371,573
Net (Loss)		$ (3,314,036)

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2011

Members' Capital at Beginning of Year	$ 4,008,345
Members' contributions	7,000,000
Net (loss)	(3,314,036)
Members' Capital at End of Year	$ 7,694,309

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows From Operating Activities:		
Net (loss)		$ (3,314,036)
Adjustments to reconcile net (loss) to net cash (used for) operating activities:		
Depreciation and amortization	$ 27,086	
Increase in assets:		
Accounts receivable from clearing brokers	303,278	
Prepaid expenses and other current assets	4,332	
Increase in liabilities:		
Accounts payable	38,309	
Accrued expenses and other liabilities	1,013,935	
Net adjustments to reconcile net (loss) to net cash (used for) operating activities		1,386,940
Net Cash (Used for) Operating Activities		(1,927,096)
Cash Flows From Investing Activities:		
Additions to property and equipment		(66,990)
Cash Flows From Financing Activities:		
Members' contributions		7,000,000
Net Increase in Cash and Cash Equivalents		5,005,914
Cash and Cash Equivalents at Beginning of Year		3,668,058
Cash and Cash Equivalents at End of Year		$ 8,673,972

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Swedbank First Securities, LLC ("the Company") is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company is a fully disclosed introducing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (The "FINRA").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes commission revenues on a trade date basis as securities transactions occur.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

C. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

D. Income Taxes – As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements. The Company is subject to the New York City unincorporated business tax.

   The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes which the Company has adopted. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

E. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Subsequent Events – The Company has evaluated subsequent events through February 10, 2012, the date the financial statements were available to be issued.

Note 3 – Deposits with Clearing Organization:

The Company maintains a cash balance with Fortis Clearing Americas, as security for its transactions with this agency. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2011.

In the normal course of business, the Company, acting as an agent, is engaged in various trading and brokerage activities in which counterparties primarily include banks, clearing organizations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 – Property and Equipment:

Property and equipment as of December 31, 2011 consisted of the following:

Equipment	$ 332,942
Furniture and fixtures	21,352
Leasehold Improvements	53,060
Total	407,354
Less: Accumulated depreciation	311,226
Net Property and Equipment	$ 96,128

Note 6 – Commitments:

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that there is no maximum amount assignable to the right. At December 31, 2011, the Company has recorded no liability with regard to the right. The Company paid the clearing brokers no amounts related to these guarantees during the period.

The Company leases office space for its corporate headquarters pursuant to a ten-year lease. The Company's rent expense was $173,936 for the year ended December 31, 2011.

The lease requires annual payments as follows:

Years Ending December 31	
2012	$ 185,687
2013	189,161
2014	192,696
2015	209,645
2016	216,209
Thereafter	698,998
Total	$ 1,692,396

Note 7 – Economic Dependency:

For the year ended December 31, 2011, revenue from two customers aggregated to approximately $576,000. There are no amounts due from these customers as of December 31, 2011.

Note 8 – Related Party Transactions:

The Company's members provide clearing broker services on a fully disclosed basis to the Company. Included in the statement of financial condition for the year ended December 31, 2011, are accounts receivable of $53,971 due from the members for client transactions that have already been cleared.

Note 9 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c) 3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2011 was $7,341,329, which exceeded its requirement by $7,241,329.

Note 10 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.

Note 11 – Contingencies:

The entity is currently going through an SEC examination. Since the examination is still ongoing, neither management nor the entity's counsel is able to determine the outcome or estimate the amount of liability, if any, the Company may experience.

SMF
SAX MACY FROMM
Certified Public Accountants & Advisers

Knowledgeable People. Excellent Results.

Independent Auditors Report on Supplementary Information

To the Board of Directors of
Swedbank First Securities, LLC:

We have audited the financial statements of **Swedbank First Securities, LLC** as of and for the year ended December 31, 2011, and have issued our report thereon dated February 10, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedule of Minimum Capital Requirements and the Schedule of Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sax Macy Fromm & Co., PC
Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

Swedbank First Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2011

Total Members' Capital		$ 7,694,309
Less: Non Allowable Assets:		
Accounts receivable from clearing brokers	$ 92,603	
Prepaid expenses and other current assets	20,033	
Property and equipment, net	96,128	
Security deposits	144,216	
Total Adjustments		352,980
Adjusted Net Capital		7,341,329
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net agregate indebtedness	92,173	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		100,000
Excess Net Capital		$ 7,241,329
Aggregate Indebteness		$ 1,382,586
Ratio of Aggregate Indebteness to Adjusted Net Capital ($1,382,586/$7,341,329)		18.83%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2011.

See Independent Auditors' Report on Supplementary Information.

Swedbank First Securities, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2011

The Company is exempt from Rule 15(c)3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report on Supplementary Information.

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Swedbank First Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Swedbank First Securities, LLC** (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Swedbank First Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Swedbank First Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Swedbank First Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Swedbank First Securities, LLC's management is responsible for Swedbank First Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and work supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

Swedbank First Securities, LLC

Schedule of Assessments and Payments

Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
7/29/2011	SIPC	$ 3,195
Accrued	SIPC	$ 1,750

The Accompanying Notes are an Integral Part of these Financial Statements.